

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 11, 2007

Mr. Ben A. Van der Klift
Chief Financial Officer
Arcadis N.V.
Nieuwe Stationsstraat 10, Arnhem, the Netherlands

**RE: Form 20-F for the Fiscal Year ended December 31, 2005**
**Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006**
**File No. 0-22628**

Dear Mr. Van der Klift:

We have reviewed your response letter dated April 26, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note 2 – Acquisitions and Divestments, page F-13

2.  We have reviewed your response to comment 11.  We continue to have difficulty understanding how competitive reasons preclude you from having to provide the disclosures required by paragraph 67 of IFRS 3.  Given the significance of the BBL acquisition in terms of the purchase price and assets acquired as well as the apparent impact of this acquisition on your operations, please provide these disclosures.

3.  You have allocated a portion of the BBL acquisition purchase price to intangible assets separately from goodwill.  Please describe the nature of these intangible assets acquired and their estimated amortization periods.  We remind you that paragraphs 118 and 119 of IAS 38 require you to provide the disclosures in Note 7 by each class of intangible asset; please revise as necessary.  Please help us understand the analysis you performed to determine which intangible assets aside from goodwill should be recorded pursuant to paragraph 37 of IFRS 3.  Please tell us what consideration was given to recording any additional intangible assets including customer relationship intangibles or any other assets common in your industry and operations.

Note 7 – Intangible Assets, page F-21

4.  We have reviewed your response to comment 14.  Please disclose the methods used to amortize your finite lived intangible assets similar to that included in your response.  Please refer to paragraph 118(b) of IAS 38.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,


Rufus Decker
Branch Chief